Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 1
DATED OCTOBER 29, 2012
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012.  Unless otherwise defined in this Supplement No. 1, capitalized terms used herein have the same meanings as set forth in the prospectus.

The following information supplements the sections of the prospectus captioned “Plan of Distribution,” which begins on page 207 and “Relationships and Related Transactions,” which is on page 226.

On October 26, 2012, we issued approximately 222,222 shares of our common stock for $9.00 per share, or an aggregate purchase price of $2,000,000, to IREIC.  No sales commission or other consideration was paid in connection with the sale. As a result of this investment we have satisfied our minimum offering requirements in all states except Ohio, Pennsylvania and Tennessee.  All of IREIC’s subscription proceeds have been released from the escrow account maintained by our third-party escrow agent.  Together with IREIC’s August 25, 2011 purchase of 20,000 shares of our common stock for $10.00 per share, or an aggregate purchase price of $200,000, made in connection with our formation, IREIC has invested $2,200,000 million with us and received approximately 242,222 shares of our common stock.

The following table provides information regarding the total shares sold in our offering as of October 26, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	222,222.222	2,000,000	–	2,000,000

Shares sold pursuant to our distribution reinvestment plan:	–	–	–	–

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	242,222.222	$2,200,000	–	$2,200,000

(1)

Gross proceeds received by us as of the date of this table for shares sold to IREIC.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.